[redacted]

09057201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIMELMAN & BAIRD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section

FEB 25 2009

Washington, DC
102

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PARK AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALAKOFF, WASSERMAN & PECKER, CPA, PC
(Name – *if individual, state last, first, middle name*)

ONE OLD COUNTRY ROAD, SUITE 340 (Address) CARLE PLACE (City) NY (State) 11514 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KIMELMAN & BAIRD, LLC
TABLE OF CONTENTS
DECEMBER 31, 2008

Malakoff, Wasserman & Pecker, CPA, PC

One Old Country Road • Suite 340 • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of

Kimelman & Baird, LLC

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC as of December 31, 2008, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimelman & Baird, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malakoff, Wasserman & Pecker, CPA, P.C.

February 12, 2009

KIMELMAN & BAIRD, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	440,673
Receivable from broker-dealers:		
Commissions		91,541
Receivable from non-customers		264,835
Prepaid expenses		34,188
Equipment, at cost (net of accumulated depreciation of $137,969)		7,354
Notes receivable - related parties		23,596
Restricted securities and warrants owned, at fair value (cost $99,188)		21,322
Security deposit		30,127
Other assets		13,976
Total assets	$	927,612

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued liabilities	$	186,399
Securities sold short, at fair value (short proceeds $3,856)		4,159
Total liabilities		190,558
Commitments and contingencies		
Members' capital		737,054
Total liabilities and members' capital	$	927,612

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions	$	735,530
Investment advisory fees		2,515,494
Interest and dividends		2,725
Research and other income		37,000
Loss on securities		(22,750)
		3,267,999
Expenses:		
Registered representatives' compensation		464,215
Clerical and administrative employee expenses, net of reimbursements		536,322
General partners' compensation		192,000
Communication costs		128,710
Occupancy costs		316,554
Promotional costs		166,049
Taxes other than income taxes		55,366
Profit sharing plan contribution		127,905
Office expenses		107,303
Insurance		146,436
Professional fees		49,630
Dues, subscriptions and research		50,944
Contributions		43,450
Other expenses		71,992
Error expense		53,734
Depreciation and amortization		5,307
Total expenses		2,515,917
Income before unincorporated business taxes		752,082
Unincorporated business taxes		41,610
Net income	$	710,472

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance at January 1, 2008, as reflected on Form X-17a-5	$	1,201,399
Net income		710,472
Distributions to members, net		(1,174,817)
Balance at December 31, 2008	$	737,054

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:	
Net income	$ 710,472
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,307
Loss on securities	22,750
(Increase) decrease in:	
Receivables from brokers or dealers	(16,807)
Receivables from non-customers	220,303
Prepaid expenses	(5,759)
Increase (decrease) in:	
Accounts payable and accrued expenses	(3,343)
Securities sold short	3,856
Net cash used in operating activities	936,779
Cash Flows From Investing Activities :	
Purchase of equipment	(5,043)
Net cash provided by investing activities	(5,043)
Cash Flows From Financing Activities :	
Distributions to members, net	(1,174,817)
Decrease in cash	(243,081)
Cash at beginning of year	683,754
Cash at end of year	$ 440,673

Supplemental cash flow information:

Unincorporated business taxes paid	$ 72,610

See notes to financial statements.

Note A - ORGANIZATION

Kimelman & Baird, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New York limited liability company.

Note B - SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At various times during the year the Company's bank balance exceeded federal deposit insurance coverage.

Investments

The Company's securities that are bought and held principally for the purpose of selling them in the near future are classified as trading securities. Trading securities are recorded at fair value on the balance sheet, with the change in fair value during the period included in earnings.

Property and improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. The results from application of this method do not differ materially from generally accepted accounting principles.

Securities Transactions

Commission income and expenses are recorded on a settlement date basis. Proprietary securities transactions are recorded on the trade date, as if they had settled.

Note B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and restricted securities owned are valued at fair value as determined by the Company's clearing broker-dealer.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis.

Income Taxes

The Company is taxed as a partnership. No provision has been made for Federal, New York State or New York City income taxes since such taxes are the liability of the individual members. Provision has been made for New York City unincorporated business taxes.

Note C - NOTES RECEIVABLE

The Company has advanced $23,596 to IGENE Biotechnology, Inc. pursuant to a series of demand notes. A member of Kimelman & Baird, LLC is the Chairman of the Board of Directors of IGENE Biotechnology, Inc. In addition the Company is the owner of 1,082,704 shares of common stock of IGENE Biotechnology, Inc.

Note D - PROFIT SHARING PLAN

The Company covers all of its eligible employees with a profit sharing plan. Contributions to this plan are determined annually, at the discretion of the Company, subject to Internal Revenue Service guidelines.

For the year ended December 31, 2008 the Company incurred a cost of $127,905 with regard to this plan.

Note E - COMMITMENTS

The Company is obligated under an operating lease for office space as follows:

Years ending December 31,

2009	$492,148
2010	82,025
	$574,173

The lease contains an escalation clause with regard to real estate taxes and operating expenses.

The Company subleases space to a subtenant on a month to month basis. At December 31, 2008, the subtenant was being charged $15,060 per month.

Rent expense for 2008 amounted to $316,554, net of sublet income.

Note F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $341,656, which was $328,951 in excess of its required net capital of $12,705.

KIMELMAN & BAIRD, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2008

Members' capital	$	737,054
Deductions for nonallowable assets:		
Restricted securities and warrants, at market		21,322
Receivables from non-customers		264,835
Notes receivable - related parties		23,596
Prepaid expenses		34,188
Equipment, net		7,354
Security deposit		30,127
Other assets		13,976
		395,398
Tentative net capital		341,656
Haircuts on securities		0
Undue concentration charge		0
Net capital		341,656
Minimum dollar net capital required		12,705
Excess net capital	$	328,951
Reconciliation with Company's computation (included in Part II of Form x-17a-5 as of December 31, 2008)		
Net capital, as reported in Company's part II (unaudited) FOCUS report	$	403,959
Audit adjustments to record additional accruals		(62,303)
Net capital per above	$	341,656
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$	186,399
Securities sold short		4,159
Total aggregate indebtedness	$	190,558
Percentage of aggregate indebtedness to net capital		56%

Malakoff, Wasserman & Pecker, CPA, PC

One Old Country Road • Suite 340 • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of

Kimelman & Baird, LLC

In planning and performing our audit of the financial statements of Kimelman & Baird, LLC (the "Company), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malakoff, Wasserman & Pecker, CPA, P.C.

February 12, 2009

END